                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                          SECURITIES EXCHANGE OF 1934

                            SOURCINGLINK.NET, INC.
                  -------------------------------------------
            (Exact name of registrant as specified in its charter)

             Delaware                             98-0132465
       --------------------                ------------------------
     (State of Incorporation)          (IRS Employer Identification No.)

    16855 W. Bernardo Drive, Suite 260
     San Diego, California                           92606
    -----------------------------------------------------------------
      (Address of Principal Executive Offices)     (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

        Title of each class           Name of each exchange on which
        to be so registered           each class is to be registered
       ----------------------        ---------------------------------

               None                           Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

                        Common Stock, $0.001 par value
                        ------------------------------
                               (Title of Class)

                INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.   Description of Registrant's Securities to be Registered.
          -------------------------------------------------------

          Our Certificate of Incorporation, as amended (the "Certificate of Incorporation"), provides for the issuance of up to 60,000,000 shares of Common Stock, par value $.001 per share (the "Common Stock"), and up to 15,000,000 shares of Preferred Stock, par value $.001 per share ("Preferred Stock"), of which 5,000,000 shares have been designated as Series A Preferred Stock (the "Series A Preferred Stock").

          Common Stock
          ------------

          Holders of Common Stock are entitled to one vote for each share held of record on all matters to be submitted to a vote of the stockholders, and do not have preemptive rights. Our Certificate of Incorporation does not provide for cumulative voting in the election of directors. Subject to preferences applicable to outstanding shares of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board out of funds legally available therefor. All outstanding shares of Common Stock are fully paid and nonassessable. In the event of any liquidation, dissolution or winding-up of our affairs, holders of Common Stock will be entitled to share ratably in our assets remaining after payment or provision for payment of all of our debts and obligations and liquidation payments to holders of outstanding shares of Preferred Stock.

          Preferred Stock
          ---------------

          The Board is authorized to designate and issue the Preferred Stock from time to time in one or more series and to fix the number of shares and the relative dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and any other preferences, special rights and qualifications of any such series. Any issuance of Preferred Stock with voting rights could, under certain circumstances, have the effect of delaying or preventing a change in control of the Company by increasing the number of outstanding shares entitled to vote and increasing the number of votes required to approve a change in control of the Company.

          It is not possible to determine the effects of an issuance of Preferred Stock upon the rights of holders of Common Stock and the Series A Convertible Preferred Stock until the Board determines the respective rights of the holders of one or more additional series of Preferred Stock. The effects of such issuance could include, however, (i) reduction of the amount otherwise available for payment on dividends on Common Stock and/or one or more series of Preferred Stock, (ii) restrictions on dividends on Common Stock and/or one or more series of Preferred Stock, (iii) dilution of the voting power of Common Stock and/or Preferred Stock, and (iv) restrictions on the rights of holders of Common Stock and/or one or more series of Preferred Stock to share in the Company's assets on liquidation until satisfaction of any liquidation preference granted to the holders of such subsequently designated series of Preferred Stock.

          Shares of voting or convertible Preferred Stock could be issued, or rights to purchase such shares could be issued, to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control of the Company. The ability of the Board to issue such additional shares of Preferred Stock, with rights and preferences it deems advisable, could discourage an attempt by a party to acquire control of the Company by tender offer or other means. Such issuances could therefore deprive stockholders of benefits that could result from such an attempt, such as the realization of a premium over the market price for their shares in a tender offer or the temporary increase in market price that such an attempt could cause. Moreover, the issuance of such additional shares of Preferred Stock to persons friendly to the Board could make it more difficult to remove incumbent managers and directors from office even if such change were to be favorable to stockholders generally.

          The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law and anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless either (i) prior to the date at which the person becomes an interested stockholder, the Board of directors approves such transaction or business combination, (ii) the stockholder owned more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of such transaction, or (iii) the business combination is approved by the Board of Directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of stockholders (and not by written consent). A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to such interested stockholder. For purposes of Section 203, "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's outstanding voting stock.

          Series A Preferred Stock
          ------------------------

          The holders of the Series A Preferred Stock are not entitled to any preference in the receipt of dividends. In the event the Board declares a dividend with respect to the Common Stock, each share of Series A Preferred Stock shall be entitled to participate and receive said dividend based on the number of share of Common Stock into which such shares are convertible. Each share of Series A Preferred Stock is entitled to receive a liquidation preference of $1.03. Each share of Series A Preferred Stock is convertible into one share of Common Stock pursuant to a Class U Warrant dated November 22, 1994. The holders of the Series A Preferred Stock have been granted rights of first refusal in connection with the issuance of certain of our additional securities.

          The holders of the Series A Preferred Stock are entitled to notice of and to vote (as a single class together with the holders of the Preferred Stock and Common Stock) upon any matter submitted to our stockholders for a vote, other than the election of directors. Such voting rights shall be exercised on the basis of one vote for each share into which such holder's shares of Preferred Stock are then convertible. In addition, the consent of the holders of the Series A Preferred Stock shall be required to (i) amend the Company's Certificate of Incorporation and bylaws; (ii) sell, lease or exchange substantially all of the Company's property and assets; (iii) merge, reorganize or consolidate the Company with any other corporation or entity; (iv) voluntarily dissolve or revoke dissolution of the Company; or (v) materially change the

Company's principal business. The holders of the Series A Preferred Stock, voting separately as one class, are entitled to elect three directors to our Board, however, such holders by contract have agreed not to designate more than two directors.


Item 2.    Exhibits
           --------

           The following documents are included as exhibits to this Registration Statement on Form 8-A:

    3.1 Amended and Restated Certificate of Incorporation of the Registrant, as filed with the Delaware Secretary of State on July 20, 1999 (incorporated by reference to Exhibit C to the Registrant's definitive proxy materials filed with the Commission on June 17, 1999).

    3.2 Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Registrant, as filed with the Delaware Secretary of State on August 25, 1999.

    3.3 Bylaws of the Registrant, as currently in effect (incorporated by reference to Exhibit 28(viii) to the Registrant's Current Report on Form 8-K filed with the Commission on November 22, 1994)

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                    SOURCINGLINK.NET, INC.


Dated:  December 6, 1999            By: /s/ SEAN MALOY
                                       _______________________________________
                                         Sean Maloy
                                         President